 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)1

Eledon Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

67011N204
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67011N204

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,014,879 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,014,879 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,014,879 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 122,833 Shares underlying certain Series X Preferred (defined in Item 4).

Includes 494,285 Shares underlying certain Series X1 Preferred (defined in Item 4). Excludes 2,402,659 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker (defined in Item 4).

Excludes 254,666 Shares underlying certain Pre-funded Warrants (defined in Item 4) that may not be exercised due to the Pre-funded Blocker (defined in Item 4).

Excludes 79,500 Shares underlying certain Private Placement Warrants (defined in Item 4) that may not be exercised due to the Private Placement Blocker (defined in Item 4).

Excludes 1,453,000 Shares underlying certain Series X1 Preferred Warrants (defined in Item 4) that may not be exercised due to the Series X1 Preferred Warrant Blocker (defined in Item 4).

2

CUSIP No. 67011N204

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,014,879 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,014,879 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,014,879 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 122,833 Shares underlying certain Series X Preferred.

Includes 494,285 Shares underlying certain Series X1 Preferred. Excludes 2,402,659 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 254,666 Shares underlying certain Pre-funded Warrants that may not be exercised due to the Pre-funded Blocker.

Excludes 79,500 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 1,453,000 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

3

CUSIP No. 67011N204

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		398,379 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

398,379 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

398,379 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.8% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 96,616 Shares underlying certain Series X Preferred.

Excludes 2,205,154 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 200,245 Shares underlying certain Pre-funded Warrants that may not be exercised due to the Pre-funded Blocker.

Excludes 64,549 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 1,086,000 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

4

CUSIP No. 67011N204

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		398,379 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

398,379 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

398,379 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.8% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 96,616 Shares underlying certain Series X Preferred.

Excludes 2,205,154 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 200,245 Shares underlying certain Pre-funded Warrants that may not be exercised due to the Pre-funded Blocker.

Excludes 64,549 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 1,086,000 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

5

CUSIP No. 67011N204

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		73,167 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

73,167 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,167 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 19,222 Shares underlying certain Series X Preferred.

Excludes 375,423 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 39,938 Shares underlying certain Pre-funded Warrants that may not be exercised due to the Pre-funded Blocker.

Excludes 11,415 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 189,000 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

6

CUSIP No. 67011N204

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		73,167 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

73,167 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,167 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 19,222 Shares underlying certain Series X Preferred.

Excludes 375,423 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 39,938 Shares underlying certain Pre-funded Warrants that may not be exercised due to the Pre-funded Blocker.

Excludes 11,415 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 189,000 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

7

CUSIP No. 67011N204

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,413,258 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,413,258 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,413,258 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.4% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 219,449 Shares underlying certain Series X Preferred.

Includes 494,285 Shares underlying certain Series X1 Preferred. Excludes 4,607,813 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 454,911 Shares underlying certain Pre-funded Warrants that may not be exercised due to the Pre-funded Blocker.

Excludes 144,049 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 2,539,000 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

8

CUSIP No. 67011N204

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,503,121 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,503,121 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,503,121 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 245,557 Shares underlying certain Series X Preferred.

Includes 494,285 Shares underlying certain Series X1 Preferred. Excludes 5,071,613 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 509,117 Shares underlying certain Pre-funded Warrants that may not be exercised due to the Pre-funded Blocker.

Excludes 161,549 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 2,788,000 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

9

CUSIP No. 67011N204

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,503,121 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,503,121 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,503,121 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 245,557 Shares underlying certain Series X Preferred.

Includes 494,285 Shares underlying certain Series X1 Preferred. Excludes 5,071,613 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 509,117 Shares underlying certain Pre-funded Warrants that may not be exercised due to the Pre-funded Blocker.

Excludes 161,549 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 2,788,000 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

10

CUSIP No. 67011N204

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,503,121 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,503,121 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,503,121 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 245,557 Shares underlying certain Series X Preferred.

Includes 494,285 Shares underlying certain Series X1 Preferred. Excludes 5,071,613 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 509,117 Shares underlying certain Pre-funded Warrants that may not be exercised due to the Pre-funded Blocker.

Excludes 161,549 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 2,788,000 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

11

CUSIP No. 67011N204

Item 1(a).	Name of Issuer:

Eledon Pharmaceuticals, Inc. (previously Novus Therapeutics, Inc.), a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

19900 MacArthur Blvd., Suite 550

Irvine, California 92612

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

12

CUSIP No. 67011N204

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Shares”)

Item 2(e).	CUSIP Number:

67011N204

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

13

CUSIP No. 67011N204

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2020, the Reporting Persons held 4,420 shares of Series X Convertible Preferred Stock (the “Series X Preferred”), convertible for an aggregate of 245,557 Shares. Each share of the Series X Preferred is convertible into 55.55 Shares. The Series X Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the number of shares of Shares then issued and outstanding (the “Series X Preferred Blocker”). As of the close of business on December 31, 2020, the Series X Blocker limits the aggregate conversion of the Series X Preferred by the Reporting Persons to 245,557 out of the 245,557 Shares underlying the Series X Preferred owned by the Reporting Persons in the aggregate.

As of the close of business on December 31, 2020, the Reporting Persons held 100,186.161 shares of Series X1 Convertible Preferred Stock (the “Series X1 Preferred”), convertible for an aggregate of 5,565,898 Shares. Each share of the Series X1 Preferred is convertible into 55.55 Shares. The Series X1 Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the number of shares of Shares then issued and outstanding (the “Series X1 Preferred Blocker”). As of the close of business on December 31, 2020, the Series X1 Blocker limits the aggregate conversion of the Series X1 Preferred by the Reporting Persons to 494,285 out of the 5,565,898 Shares underlying the Series X1 Preferred owned by the Reporting Persons in the aggregate.

As of the close of business on December 31, 2020, the Reporting Persons held Prefunded-Warrants (the “Pre-funded Warrants”) exercisable into an aggregate of 509,117 Shares. Each Pre-funded Warrant has a strike price per Share of $0.001 and expires on December 31, 2030. Subject to limited exceptions, a holder of the Pre-funded Warrants will not have the right to exercise any portion of its Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Pre-funded Blocker”). As of the close of business on December 31, 2020, the Pre-funded Blocker limits the aggregate exercise of the Pre-funded Warrants by the Reporting Persons to 0 out of 509,117 Shares underlying the Pre-funded Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that the Pre-funded Warrants owned by each of BVF, BVF2, Trading Fund OS, and in a certain Partners Managed Account (the “Partners Managed Account”) would not be exercised due to the Pre-funded Blocker.

14

CUSIP No. 67011N204

As of the close of business on December 31, 2020, the Reporting Persons held Warrants (the “Private Placement Warrants”) exercisable into an aggregate of 161,549 Shares. Each Private Placement Warrant has a strike price per Share of $12.96 and expires on July 14, 2025. Subject to limited exceptions, a holder of the Private Placement Warrants will not have the right to exercise any portion of its Private Placement Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Private Placement Blocker”). As of the close of business on December 31, 2020, the Private Placement Blocker limits the aggregate exercise of the Private Placement Warrants by the Reporting Persons to 0 out of 161,549 Shares underlying the Private Placement Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that the Private Placement Warrants owned by each of BVF, BVF2, Trading Fund OS, and in the Partners Managed Account would not be exercised due to the Private Placement Blocker.

As of the close of business on December 31, 2020, the Reporting Persons held Warrants (the “Series X1 Preferred Warrants”) exercisable into an aggregate of 2,788 Series X1 Preferred convertible into 2,788,000 Shares. Each Series X1 Preferred Warrant has a strike price per Share of $8,962.74 and expires on September 14, 2025. Subject to limited exceptions, a holder of Series X1 Preferred Warrants will not have the right to exercise any portion of its Series X1 Preferred Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Series X1 Preferred Warrant Blocker”). As of the close of business on December 31, 2020, the Series X1 Preferred Warrant Blocker limits the exercise of Series X1 Preferred Warrants by the Reporting Persons to 0 out of the 2,788 Series X1 Preferred convertible into 2,788,000 Shares underlying the Series X1 Preferred Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that the Series X1 Preferred Warrants owned by each of BVF, BVF2, Trading Fund OS and in the Partners Managed Account would not be exercised due to the Series X1 Preferred Warrant Blocker.

As of the close of business on December 31, 2020 (i) BVF beneficially owned 1,014,879 Shares, including 122,833 Shares underlying the Series X Preferred and 494,285 Shares underlying the Series X1 Preferred, (ii) BVF2 beneficially owned 398,379 Shares, including 96,616 Shares underlying the Series X Preferred and (iii) Trading Fund OS beneficially owned 73,167 Shares, including 19,222 Shares underlying the Series X Preferred.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 1,014,879 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 398,879 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 73,167 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 1,413,258 Shares beneficially owned in the aggregate by BVF and BVF2.

15

CUSIP No. 67011N204

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,503,121 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and the Partners Managed Account, including 9,810 Shares of Common Stock and 6,885 Shares underlying the Series X Preferred held in the Partners Managed Account, excluding 88,377 Shares underlying the Series X1 Preferred, 14,268 Shares underlying the Pre-funded Warrants, 6,085 Shares underlying Private Placement Warrants and 60 Series X1 Preferred, convertible into 60,000 Shares underlying the Series X1 Preferred Warrants held in the Partners Managed Account.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,503,121 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,503,121 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator which is the sum of (i) 14,306,414 Shares outstanding as of December 31, 2020, as disclosed in the Issuer’s Current Report on Form 8-K with the Securities and Exchange Commission on January 7, 2021, (ii) 245,557 Shares underlying certain of Series X Preferred, as applicable, and (iii) 494,285 Shares underlying certain of the Series X1 Preferred, as applicable.

As of the close of business on December 31, 2020 (i) BVF beneficially owned approximately 6.8% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 2.8% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 6.8% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 2.8% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.4% of the outstanding Shares and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares is held in the Partners Managed Account).

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

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(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on October 5, 2020.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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